Mail Stop 4561

March 19, 2007

Douglas A. Sabella, President and Chief Executive Officer
Veraz Networks, Inc.
926 Rock Avenue, Suite 20
San Jose, CA 95131

> **RE:** **Veraz Networks, Inc.**
> **Registration Statement on Form S-1/A**
> **File No. 333-138121**
> **Date Filed: March 16, 2007**

Dear Mr. Sabella:

We have the following additional comments relating to the financial statements.

Summary Consolidated Financial Data

Consolidated Balance Sheet Data, page 6

1. Please reconcile the information provided in your "pro forma as adjusted" balance sheet data table on page 6 where it appears that cash and cash equivalents increased $69,995 million, to the amount of net proceeds to be received included in your "Use of Proceeds" discussion on page 32 where you indicate that proceeds of $66,500 will be received from the issuance of shares in this offering. If the difference between the two disclosures is the result of the proceeds from the issuance of Series D preferred stock in January 2007, then revise your disclosures to indicate as such.

2. Your response to our prior comment 1 indicates that the disclosures on page 6 were revised to include a discussion of the additional dividend to be paid on the Series D preferred stock that was issued in January 2007. The current disclosures, however, continue to only reference the $3.9 million dividend to be paid on the Series D preferred stock outstanding as of December 31, 2006. Please revise your disclosures accordingly.

Critical Accounting Policies and Estimates

Stock Based Compensation, page 46

3. Revise your disclosure to include the fair value of all outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date included in the registration statement in accordance with the Practice Aid's disclosure guidance in paragraph 180.

Form of Report of Independent Registered Public Accounting Firm, page F-2

4. Revise to remove the preamble language from your Report of Independent Registered Public Accounting Firm prior to effectiveness.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Gilmore at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, you may contact me at (202) 551-3462 or Barbara Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc.   James F. Fulton, Jr. Esq.
        by facsimile at 650-849-7400